SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                              AsiaInfo-Linkage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value of the Issuer
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   04518A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              January 3, 2014
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 04518A104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,448,650

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,448,650

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,448,650

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 04518A104
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,448,650

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,448,650

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,448,650

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 04518A104
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is AsiaInfo-Linkage, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, The People's Republic of China.

     This schedule relates to the Common Stock, $0.01 par value of the Issuer ("Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager") and Brian Taylor, the Manager and President of Pine River Capital Management LLC, the general partner of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons").

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 4,448,650 Shares.

          As of the date hereof, Brian Taylor may be deemed to beneficially own 4,448,650 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

On May 12, 2013, the Issuer entered into an Agreement and Plan of Merger
(the "Merger Agreement"), by and among the Issuer, Skipper Limited ("Parent") and Skipper Acquisition Corporation ("Merger Sub"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company after the merger as a wholly owned subsidiary of Parent (the "Merger"). If completed, the proposed Merger will result in the Issuer becoming a privately-held company and the common stock of the Issuer will no longer be listed on the NASDAQ Global Market.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 4,448,650 Shares, or 6.1% of the Shares of the Issuer, based upon the 73,027,512 Shares issued and outstanding according to the 10-Q of the Issuer filed November 8, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,448,650 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,448,650 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 4,448,650 Shares, or 6.1% of the Shares of the Issuer, based upon the 73,027,512 Shares issued and outstanding according to the 10-Q of the Issuer filed November 8, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,448,650 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,448,650 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 13, 2014
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Manager and President of the General
				 Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated January 13, 2014 relating to the Common Stock, $0.01 par value of AsiaInfo-Linkage, Inc. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Manager and President of the General
				 Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Buy    2000	   11.598685	11-Nov-13	14-Nov-13
Buy    3400	   11.59868824	11-Nov-13	14-Nov-13
Buy    1800	   11.59868889	11-Nov-13	14-Nov-13
Buy    12800	   11.59868672	11-Nov-13	14-Nov-13
Buy    1600	   11.59418125	12-Nov-13	15-Nov-13
Buy    2800	   11.59418214	12-Nov-13	15-Nov-13
Buy    1700	   11.59418235	12-Nov-13	15-Nov-13
Buy    11300	   11.59418319	12-Nov-13	15-Nov-13
Buy    300	   11.57156667	12-Nov-13	15-Nov-13
Buy    500	   11.57156	12-Nov-13	15-Nov-13
Buy    300	   11.57156667	12-Nov-13	15-Nov-13
Buy    2000	   11.57156	12-Nov-13	15-Nov-13
Buy    300	   11.64133333	15-Nov-13	20-Nov-13
Buy    600	   11.64133333	15-Nov-13	20-Nov-13
Buy    400	   11.641325	15-Nov-13	20-Nov-13
Buy    2498	   11.6413293	15-Nov-13	20-Nov-13
Buy    1800	   11.63242222	18-Nov-13	21-Nov-13
Buy    3200	   11.63242188	18-Nov-13	21-Nov-13
Buy    2000	   11.63242	18-Nov-13	21-Nov-13
Buy    12900	   11.63242016	18-Nov-13	21-Nov-13
Buy    2100	   11.59989048	18-Nov-13	21-Nov-13
Buy    3700	   11.59988919	18-Nov-13	21-Nov-13
Buy    2300	   11.59988696	18-Nov-13	21-Nov-13
Buy    15100	   11.59988808	18-Nov-13	21-Nov-13
Buy    15500	   11.63482323	19-Nov-13	22-Nov-13
Buy    5000	   11.58117	19-Nov-13	22-Nov-13
Buy    10000	   11.640028	20-Nov-13	25-Nov-13
Buy    1800	   11.6116	20-Nov-13	25-Nov-13
Buy    100	   11.6316	21-Nov-13	26-Nov-13
Buy    200	   11.6316	21-Nov-13	26-Nov-13
Buy    1500	   11.63162667	21-Nov-13	26-Nov-13
Buy    2900	   11.66165172	25-Nov-13	29-Nov-13
Buy    5700	   11.66164912	25-Nov-13	29-Nov-13
Buy    2600	   11.66165	26-Nov-13	2-Dec-13
Buy    4659	   11.66165057	26-Nov-13	2-Dec-13
Sell   3200	   11.66022813	29-Nov-13	4-Dec-13
Sell   7436	   11.6602284	29-Nov-13	4-Dec-13
Sell   1800	   11.66022778	29-Nov-13	4-Dec-13
Sell   500	   11.66832	29-Nov-13	4-Dec-13
Sell   900	   11.66832222	29-Nov-13	4-Dec-13
Sell   500	   11.66832	29-Nov-13	4-Dec-13
Sell   3011	   11.6683195	29-Nov-13	4-Dec-13
Sell   15200	   11.64144671	2-Dec-13	5-Dec-13
Sell   34000	   11.64144706	2-Dec-13	5-Dec-13
Sell   9200	   11.64144674	2-Dec-13	5-Dec-13
Sell   600	   11.64145	2-Dec-13	5-Dec-13
Sell   33800	   11.62306538	3-Dec-13	6-Dec-13
Sell   81600	   11.6230652	3-Dec-13	6-Dec-13
Sell   20100	   11.62306517	3-Dec-13	6-Dec-13
Sell   5000	   11.623066	3-Dec-13	6-Dec-13
Sell   6400	   11.6	        4-Dec-13	9-Dec-13
Sell   12000	   11.6	        4-Dec-13	9-Dec-13
Sell   5800	   11.6	        4-Dec-13	9-Dec-13
Sell   27782	   11.6	        4-Dec-13	9-Dec-13
Sell   100	   11.6184	5-Dec-13	10-Dec-13
Buy    4883	   11.86044927	9-Dec-13	12-Dec-13
Buy    9554	   11.86044844	9-Dec-13	12-Dec-13
Buy    14437	   11.86044872	9-Dec-13	12-Dec-13
Buy    5498	   11.78707519	10-Dec-13	13-Dec-13
Buy    8000	   11.757345	10-Dec-13	13-Dec-13
Buy    4883	   11.83762675	10-Dec-13	13-Dec-13
Buy    9554	   11.83762541	10-Dec-13	13-Dec-13
Buy    14437	   11.83762586	10-Dec-13	13-Dec-13
Buy    400	   11.77175	12-Dec-13	17-Dec-13
Buy    1500	   11.77176	12-Dec-13	17-Dec-13
Buy    2266	   11.77176081	12-Dec-13	17-Dec-13
Sell   100	   11.988	16-Dec-13	19-Dec-13
Sell   100	   11.988	16-Dec-13	19-Dec-13
Sell   100	   11.988	16-Dec-13	19-Dec-13
Sell   700	   11.988	16-Dec-13	19-Dec-13
Sell   3600	   11.94344444	16-Dec-13	19-Dec-13
Sell   3500	   11.94344571	16-Dec-13	19-Dec-13
Sell   5100	   11.9434451	16-Dec-13	19-Dec-13
Sell   7830	   11.94344342	16-Dec-13	19-Dec-13
Sell   10800	   11.92436389	17-Dec-13	20-Dec-13
Sell   10500	   11.92436381	17-Dec-13	20-Dec-13
Sell   15000	   11.924364	17-Dec-13	20-Dec-13
Sell   22500	   11.92436356	17-Dec-13	20-Dec-13
Sell   100	   11.938	18-Dec-13	23-Dec-13
Sell   100	   11.938	18-Dec-13	23-Dec-13
Sell   100	   11.938	18-Dec-13	23-Dec-13
Sell   700	   11.93807143	18-Dec-13	23-Dec-13
Sell   3700	   11.91877027	18-Dec-13	23-Dec-13
Sell   4900	   11.91876939	18-Dec-13	23-Dec-13
Sell   4500	   11.91876889	18-Dec-13	23-Dec-13
Sell   28300	   11.91876926	18-Dec-13	23-Dec-13
Buy    16928	   11.95200024	20-Dec-13	26-Dec-13
Buy    22891	   11.95199991	20-Dec-13	26-Dec-13
Buy    19847	   11.9519998	20-Dec-13	26-Dec-13
Buy    140334	   11.95200001	20-Dec-13	26-Dec-13
Buy    9500	   11.952	23-Dec-13	27-Dec-13
Buy    12900	   11.952	23-Dec-13	27-Dec-13
Buy    11100	   11.952	23-Dec-13	27-Dec-13
Buy    78788	   11.95200005	23-Dec-13	27-Dec-13
Buy    5400	   11.952	24-Dec-13	30-Dec-13
Buy    7300	   11.952	24-Dec-13	30-Dec-13
Buy    6300	   11.952	24-Dec-13	30-Dec-13
Buy    44076	   11.95199995	24-Dec-13	30-Dec-13
Buy    7700	   11.932	26-Dec-13	31-Dec-13
Buy    10400	   11.932	26-Dec-13	31-Dec-13
Buy    9000	   11.932	26-Dec-13	31-Dec-13
Buy    63855	   11.932	26-Dec-13	31-Dec-13
Buy    25506	   11.95139992	26-Dec-13	31-Dec-13
Buy    34467	   11.95139988	26-Dec-13	31-Dec-13
Buy    30136	   11.95139993	26-Dec-13	31-Dec-13
Buy    209891	   11.95140004	26-Dec-13	31-Dec-13
Buy    25500	   11.9296	27-Dec-13	2-Jan-14
Buy    34500	   11.9296	27-Dec-13	2-Jan-14
Buy    30000	   11.9296	27-Dec-13	2-Jan-14
Buy    210000	   11.9296	27-Dec-13	2-Jan-14
Buy    25531	   11.93329992	27-Dec-13	2-Jan-14
Buy    34560	   11.9333	27-Dec-13	2-Jan-14
Buy    30096	   11.93329993	27-Dec-13	2-Jan-14
Buy    209813	   11.93330002	27-Dec-13	2-Jan-14
Buy    42500	   11.9592	30-Dec-13	3-Jan-14
Buy    57500	   11.9592	30-Dec-13	3-Jan-14
Buy    50000	   11.9592	30-Dec-13	3-Jan-14
Buy    350000	   11.9592	30-Dec-13	3-Jan-14
Buy    42500	   11.962	31-Dec-13	6-Jan-14
Buy    57500	   11.962	31-Dec-13	6-Jan-14
Buy    50000	   11.962	31-Dec-13	6-Jan-14
Buy    350000	   11.962	31-Dec-13	6-Jan-14
Buy    42500	   11.952	2-Jan-14	7-Jan-14
Buy    57500	   11.952	2-Jan-14	7-Jan-14
Buy    50000	   11.952	2-Jan-14	7-Jan-14
Buy    350000	   11.952	2-Jan-14	7-Jan-14
Buy    21250	   11.9564	2-Jan-14	7-Jan-14
Buy    28750	   11.9564	2-Jan-14	7-Jan-14
Buy    25000	   11.9564	2-Jan-14	7-Jan-14
Buy    175000	   11.9564	2-Jan-14	7-Jan-14
Buy    38700	   11.952	3-Jan-14	8-Jan-14
Buy    52400	   11.952	3-Jan-14	8-Jan-14
Buy    45600	   11.952	3-Jan-14	8-Jan-14
Buy    319000	   11.952	3-Jan-14	8-Jan-14
Buy    25700	   11.952	6-Jan-14	9-Jan-14
Buy    34800	   11.952	6-Jan-14	9-Jan-14
Buy    30300	   11.952	6-Jan-14	9-Jan-14
Buy    211761	   11.95199999	6-Jan-14	9-Jan-14
Buy    12800	   11.957	6-Jan-14	9-Jan-14
Buy    17300	   11.957	6-Jan-14	9-Jan-14
Buy    15000	   11.957	6-Jan-14	9-Jan-14
Buy    104900	   11.957	6-Jan-14	9-Jan-14
Buy    5300	   11.957	7-Jan-14	10-Jan-14
Buy    7200	   11.957	7-Jan-14	10-Jan-14
Buy    6200	   11.957	7-Jan-14	10-Jan-14
Buy    43570	   11.957	7-Jan-14	10-Jan-14